Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

PETAQUILLA MINERALS LTD.
#1230 – 777 Hornby Street
Vancouver, B.C. V6Z 1S4

SPECIAL MEETING OF SHAREHOLDERS
(the “Meeting”)

held at the Fairmont Waterfront Hotel,
the Nootka Room, 900 Canada Place Way,
Vancouver, B.C., Canada
on Wednesday, August 31, 2011, at 10:00 a.m. (Vancouver time)

Report of Voting Results

In accordance with section 11.3, Voting Results, of National Instrument 51-102, Continuous Disclosure Obligations, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

The following matters were put to a vote by a show of hands:

	Brief Description of Matter	Outcome of Vote

1

To consider and, if thought fit, to approve the issuance and reservation of up to 50,000,000 common shares of Petaquilla Minerals Ltd. (the “Petaquilla Shares”) (representing approximately 28.3% of the issued and outstanding number of Petaquilla Shares as at July 27, 2011) (or such number of Petaquilla Shares necessary to complete the proposed acquisition of all Iberian Resources Corp. (“Iberian”) by Petaquilla Minerals Ltd. (the “Company”) as contemplated by the amalgamation agreement dated May 18, 2011 between the Company, Iberian and Petaquilla Holdings Ltd. (the “Amalgamation Agreement”)) as consideration for the acquisition of all of the outstanding securities of Iberian including approximately (i) 44,635,255 Petaquilla Shares to be issued as consideration for all

Carried

of the issued and outstanding common shares of Iberian as of the Effective Time (as such term is defined in the Amalgamation Agreement); (ii) 1,640,420 Petaquilla Shares issuable to each holder of the Iberian warrants outstanding as of the Effective Time upon duly and valid exercise thereof; and (iii) 3,357,313 Petaquilla Shares issuable to each holder of the options of Iberian outstanding as of the Effective Time upon duly and valid exercise thereof, pursuant to the terms set out in the Amalgamation Agreement.